Office Address: 170 S. Green Valley Pkwy, Ste. 300 Henderson, NV 89012 Mailing Address: P.O. Box 530512 Henderson, NV 89053 Tel: (702) 202-0068 Website: www.thinkinggreen-usa.com

July 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR

RE:	Thinking Green
Amendment No. 3 to
Offering Statement on Form 1-A
Filed June 14, 2018
File No. 024-10829

To Whom It May Concern:

Thinking Green (the “Company”) hereby requests that the above-captioned Offering Statement become ordered qualified at 11:00 a.m. EST on Wednesday, July 25, 2018, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me by e-mail at richard@thinkinggreen-usa.com or telephone at (702) 202-0068.

Sincerely,

THINKING GREEN

/s/ Richard Ham

Richard Ham, President